[The Anne McBride Company]
630 3rd Ave, 5th floor
New York, NY 10017
(T) 212.983.1702
(F) 212.983.1736
www.annemcbride.com

02 JUN 10 AM 11:53

May 17, 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

02034686

SUPPL

Dear Madam/Sir,

Attached you will find the latest ad-hoc announcements and the press release that were issued by Lenzing Aktiengesellschaft. I am submitting this document to your attention in order to keep Lenzing's Level I ADR program current and in order.

Please feel free to contact me if you have any questions or comments. Thank you.

Sincerely,

Can Önen
Senior Account Executive
Anne McBride Company
630 Third Avenue, Fifth Floor
New York, NY 10017
Tel: (+1-212)-983-1702 x212
Fax: (+1-212)-983-1736
E-mail: conen@annemcbride.com

dlw 6/10

Company: Lenzing AG
File no: 82-3207
Material submitted pursuant to Rule 12g3-2(b)

PRESS RELEASE

02 JUL 10 AM 11:43

LENZING

Lenzing Aktiengesellschaft
Corporate Communications
A-4860 Lenzing, Austria
www.lenzing.com

Phone:++43/ 76 72 / 701-2713
Fax: ++43/ 76 72 / 96 301
e-Mail a.guldt @lenzing.com

The Lenzing Group Continues its Successful Course in Spite of a Difficult Market Environment

Date: May 17th, 2002

2001 - the second-best year in the company's history - Sales up by 4%, amounting to EUR 623 million - EBITDA and EBIT almost at record level - Difficult market environment and high raw-material costs - Upward trends during first quarter 2002 - Surplus for period - plus 56% - Positive outlook for the entire year

During fiscal 2001 the Lenzing Group succeeded in increasing its proceeds from consolidated sales by 3.9%, to EUR 622.7 million. The EBITDA, amounting to EUR 102.0 million, was only slightly below the record value achieved in 2000 (EUR 107.6 million). The EBIT was EUR 64.6 million after EUR 69.8 million, the EBT before minority interests was EUR 65.5 million, as compared to EUR 69.3 million. The Group equity ratio went up from 39% in the previous year to 46% in 2001.*

The Board of Management will propose to the regular shareholders' meeting the distribution of a dividend of EUR 1.46 per share for fiscal 2001.

"Despite the worldwide cyclical low, the Lenzing Group achieved the second-best result in the company's history in fiscal 2001," Peter Untersperger, responsible Board member for finances, comments on the business year under review.

The environment developed extremely difficult for the fibers business. "Given the worldwide decrease in fiber production, the cyclical low in the textile industry, the very high raw-material costs, and the decline in prices recorded by competing fibers, we are extremely satisfied with the result we achieved," underlines Franz Raninger, the Board member responsible for the fibers sector, as well as research and development. Caustic soda, for example, one of the most important raw materials for viscose-fiber production, was twice as expensive as during fiscal 2000. As regards sales, the low prices for competing fibers - cotton had not been at such a low price in 30 years - exerted a pressure on viscose fiber manufacturers.

Nevertheless, the Lenzing Group achieved its stated objective in 2001, which is to increase results with sustainability, namely to earn attractive- above-average profit margins at times of a cyclical high, as well as to obtain satisfactory proceeds levels at times of less favorable market conditions.

* In order to facilitate comparisons, the comparable key figures for 2000 were restated according to US-GAAP rules, as LFC, the US subsidiary, was sold at year-end 2001.

For the first time, this target was also reached in a cyclically slack year. "We will continue along this success course," says Raninger.

Total production of the Lenzing sites amounted to 332,000 tonnes of fibers in 2001. Over the past few years, the Lenzing Group succeeded in expanding its market share to 21% and in strengthening its position as world-market leader.

All business sectors (fibers, engineering and systems construction, plastics, paper) contributed to the positive development, with the fibers sector, however, taking the most significant share, on account of its size. "The business sectors engineering and systems construction, plastics and paper further clearly improved their performance in 2001. By building the new viscose fiber production line, Lenzing Technik once more gave proof of its innovation leadership," sums up Christian Reisinger, the Board member responsible for technology and environment, the development of the other business sectors.

First Quarter: Surplus for the period +56%

During the first quarter 2002 the Lenzing Group substantially improved all economic key data: the EBITDA was increased by 23.9%, to EUR 29.5 million, as compared to the same period last year. The EBIT went up by 34.8%, to EUR 19.0 million, the EBT by 38 per cent, to EUR 18.9 million, and the surplus for the period by 55.6%, to EUR 11.2 million. The consolidated proceeds from sales went up by 2.8% , to EUR 150.8 million, although the pulp trade for Bacell SA, Brazil, which had contributed EUR 10.2 million to sales last year, was discontinued. On a restated basis for last year's value, sales would have gone up by 10.5%. Since the beginning of the year, it has been possible to decrease net indebtedness by 43%, bringing it down from EUR 110.4 million to EUR 63.2 million.

All business sectors ended the first quarter 2002 with a positive result. Especially the fibers sector currently benefits from the very strong demand for specialty fibers, particularly Modal fibers. As production facilities for competing fibers were closed down, Lenzing succeeded in increasing its sales volume in this area significantly. Altogether, the segments textile fibers and nonwovens recorded a clear upswing in demand. It was possible to more than compensate individual price decreases for fibers by an improved product mix.

Positive Outlook

We can expect a further recovery of the fiber market in the months to come. The vigorous demand for Lenzing specialty fibers, especially Modal, is expected to continue. Appropriate investments are being planned to eliminate production bottlenecks and to satisfy the continuously strong demand. It is expected that, once more, the level of raw-material prices will not change during the second quarter.

Lenzing Technik can boast a good order situation. Says Reisinger: "New product developments will lead to an expansion of our market shares and will provide a satisfactory development." In spite of persisting difficult market conditions, Lenzing Plastics expects a consistent positive development. Lenzing Paper anticipates that more sold quantities will help achieve a positive result in 2002.

Important Key Data for Fiscal 2001

According to US-GAAP, on a Group basis	2001 in EUR mill.	2000 * in EUR mill.	Change in %
Sales	622.7	599.4	+3.9
EBITDA	102.0	107.6	-5.2
EBIT (operating result)	64.6	69.8	-7.3
Result before taxes and minority interests (EBT)	65.5	69.3	-5.5

* Key data for 2000 restated according to US-GAAP

Result per share (simple) in EUR
for continued operations 12.4 12.7

Important Key Data for the First Quarter 2002

According to US-GAAP, on a Group basis	Q1 2002 in EUR mill.	Q1 2001 * in EUR mill.	Change in %
Sales	150.8	146.7	+2.8 **
EBITDA	29.5	23.8	+23.9
EBIT (operating result)	19.0	14.1	+34.8
EBT (Result before taxes and minority interests)	18.9	13.7	+38.0
Surplus for the period after minority interests	11.2	7.2	+55.6

* Key data for 1st quarter 2001 restated according to US-GAAP
** +10.5% on a comparable basis

Result per share (simple) in EUR
for continued operations 3.52 2.57

Schedule

The 58th Regular Shareholders' Meeting of Lenzing will be held at the Group's headquarters at Lenzing on 27 June 2001 at 11.00 hrs. You will find detailed information about the regular shareholders' meeting at www.lenzing.com.

For further information please contact Lenzing Aktiengesellschaft
Ms. Angelika Guldt, phone: + 43 / 7672 / 702 - 2713

Ad-hoc information: Lenzing AG

Lenzing Group: Successful course continues
Surplus of First Quarter 2002 - a Plus of 56 Per Cent

The consolidated sales were increased by 2.8%, to EUR 150.8 mill., although the pulp trade for Bacell SA, Brazil, which had contributed EUR 10.2 mill. to sales, was discontinued. On a restated basis for last year's value, sales would have gone up by 10.5%. All economic key data were improved substantially: the EBITDA rose by 23.9% to EUR 29.5 mill., the EBIT by 34.8 per cent, to EUR 19.0 mill., the EBT by 38 per cent, to EUR 18.9 mill., and the suplus for the period by 55.6%, to EUR 11.2 mill.

Just like in 2001, the full business year, all business sectors achieved a positive result for the first quarter 2002. Especially the fibers sector benefits currently from a very strong demand for specialty fibers, Modal fibers in particular. As production facilities for competing fibers were closed down, Lenzing succeeded in increasing its sales volume in this area significantly. Altogether, the segments textile fibers and nonwovens recorded a clear upswing in demand. It was possible to more than compensate individual price decreases by an improved product mix.

We can expect a further recovery of the fiber market in the months to come. The vigorous demand for Lenzing specialty fibers, especially Modal, is expected to persist. The business sector Lenzing Technik can boast a good order level. Lenzing Plastics expects a continuing positive development, although the difficult market situation persists. Lenzing Paper anticipates that more sold quantities will help achieve a positive result for 2002.

Important Key Data for the First Quarter 2002 in EUR mill. (1st Quarter 2001)

Sales:	150.8 (146.7)
EBITDA:	29.5 (23.8)
EBIT:	19.0 (14.1)
EBT:	18.9 (13.7)
Surplus for the period:	11.2 (7.2)

Please contact Lenzing AG for further information:
Ms. Angelika Guldt, phone: ++43 - 7672 - 701 2713

Ad-hoc information: Lenzing AG - Final results 2001

Lenzing Group: Final Results 2001
2001 - The Second-Best Year in the Company's History

In spite of the difficult global economic environment the Lenzing Group succeeded in continuing its successful course in fiscal 2001. It was possible to increase the consolidated sales results by 3,9%, to EUR 622.7 million. The EBITDA (EUR 102.0 mill.) was only slightly below the record set in 2000 (EUR 107.6 mill.). The EBIT amounted to EUR 64.6 mill., after EUR 69.8 mill., and the EBT before minority interests was EUR 65.5 mill., as compared to EUR 69.3 mill. In order to facilitate comparisons, the comparable key data for 2000 were adjusted according to US-GAAP, as LFC, the US subsidiary, was sold at the end of 2001.

The Board of Management will propose to the regular shareholders' meeting the distribution of an unchanged dividend of EUR 1.46 per share for fiscal 2001.

Important Key Data for Fiscal 2001 in EUR mill. (2000 adjusted according to US-GAAP)

Sales:	622.7 (599.4)
EBITDA:	102.2 (107.6)
EBIT:	64.6 (69.8)
EBT:	65.5 (69.3)

Please contact Lenzing AG for further information.
Ms. Angelika Guldt, phone: ++43 - 7672 - 701 2713

PRESS RELEASE

02 JUN 10 AM 11:15

SUPPL

LENZING

Lenzing Aktiengesellschaft
Corporate Communications
A-4860 Lenzing, Austria
www.lenzing.com

Phone:++43/ 76 72 / 701-2713
Fax: ++43/ 76 72 / 96 301
e-Mail a.guldt @lenzing.com

Lenzing Technik holds Third Viscose Technology Congress in Bad Ischl, Austria

Date: June 6th, 2002

Experts in viscose fiber production discuss central issues regarding the future of sustainable fibers from wood as raw material

International experts in viscose technology met at the congress center in Bad Ischl in the Salzburg lake district of Austria from 4 to 7 June. Some 200 members of the viscose-industry community accepted Lenzing Technik's invitation, comprising representatives of fibers, pulp and textile manufacturers, as well as representatives from the fields of research and engineering.

In addition to ongoing improvements regarding the costs and quality of viscose products, environmental aspects are increasingly becoming an important priority of the viscose industry. In line with this trend, the specter of subjects ranged from developments of the market and the product sector to technological issues, as well as innovations in the field of ecology.

"Imagine the future of viscose technology" was the key theme of the discussions which related to the state of the art, on the one hand, and gave a broad band of perspectives for future applications of viscose products, on the other, ranging from textiles to hygienic products.

Dr. Christian Reisinger, Managing Director of Lenzing Technik and Member of Lenzing AG's Board of Management, feels that the great interest with which this congress meets is proof of the recognition afforded to the Lenzing Group for its competences, but also a mandate to move ahead with its own developments.

Lenzing Technik GmbH & Co KG is an equipment and systems construction enterprise with activities throughout the world. It generates annual sales of about EUR 65 million. In addition to engineering projects for the fiber and pulp industry, the firm also supplies special-purpose machinery and measuring instruments, as well as comprehensive industrial services and automation applications.

For further inquiries please contact:
Lenzing AG
Wolfram Daubek-Puza
LTK-Marketing
Phone: ++43/7672/701-2311
Fax: ++43/7672/918-2311
E-mail: w.daubek@lenzing.com

Photographs available on request.

Kind Regards,
Lenzing AG
Corporate Communications
G.Greil